SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains press releases issued by StatoilHydro ASA during the period June 10 through August 18, 2008 regarding Consent Solicitations for certain outstanding debt securities.

THIS PRESS RELEASE IS NOT BEING TRANSMITTED INTO ITALY

STATOILHYDRO ASA TERMINATES CONSENT SOLICITATIONS FOR
CERTAIN OUTSTANDING DEBT SECURITIES

Stavanger, Norway – August 18, 2008. StatoilHydro ASA (“StatoilHydro”)
announced today that it is terminating its consent solicitations and not accepting any consent instructions relating to proposed amendments to its 9.00% Debentures due 2012,
7.50% Debentures due 2016, 6.70% Debentures due 2018, 7.75% Debentures due 2023,
7.15% Debentures due 2025 and 7.25% Debentures due 2027 issued under the 1992
Indenture (each as defined below), and its 7.25% Debentures due 2027 issued under the
1994 Indenture (as defined below). In accordance with the terms and conditions set forth in the respective consent solicitation statements dated June 10, 2008, any consent instructions given with respect the these series of debt securities will be voided, and no consent payments will be paid to their holders.

On July 25, 2008, StatoilHydro announced bondholder approval of amendments relating to its 6.36% Notes due 2009, 9.125% Debentures due 2014, 6.80% Debentures
due 2028 and 7.15% Debentures due 2029 issued under the 1992 Indenture (each as defined below), and the 9.125% Debentures due 2014 issued under the 1994 Indenture
(as defined below) by its wholly-owned subsidiary, StatoilHydro Petroleum AS
(“StatoilHydro Petroleum”). On August 1, 2008, StatoilHydro made consent payments of
$1.50 per $1,000 principal amount of the securities to holders of such securities who properly delivered valid and unrevoked consents on or prior to 5:00 p.m. New York City
Time on July 24, 2008.

The consent solicitations related to (i) the indenture (the “1992 Indenture”)
relating to the $300,000,000 6.36% Notes due 2009 (the “6.36% Notes due 2009”),
$350,000,000 9.00% Debentures due 2012 (of which $152,853,000 are outstanding) (the
“9.00% Debentures due 2012”), $99,522,000 9.125% Debentures due 2014 (the “9.125%
Debentures due 2014”), $300,000,000 7.50% Debentures due 2016 (of which
$243,825,000 are outstanding) (the “7.50% Debentures due 2016”), $250,000,000 6.70%
Debentures due 2018 (the “6.70% Debentures due 2018”), $300,000,000 7.75%
Debentures due 2023 (the “7.75% Debentures due 2023”), $250,000,000 7.15%
Debentures due 2025 (the “7.15% Debentures due 2025”), $480,512,000 7.25%
Debentures due 2027 (the “7.25% Debentures due 2027”), $250,000,000 6.80%
Debentures due 2028 (the “6.80% Debentures due 2028”), and $275,000,000 7.15%
Debentures due 2029 (the “7.15% Debentures due 2029” and collectively, the “1992
Indenture Securities”); and (ii) the indenture (the “1994 Indenture”) relating to the
$500,000,000 7.25% Debentures due 2027 (of which $15,588,000 are outstanding) (the
“7.25% Debentures due 2027 issued under the 1994 Indenture”), and the $100,000,000
9.125% Debentures due 2014 of StatoilHydro Petroleum (of which $478,000 are outstanding) (the “9.125% Debentures due 2014 issued under the 1994 Indenture”, and collectively, the “1994 Indenture Securities”).

Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated,
UBS Limited and UBS Securities LLC acted as Joint Solicitation Agents.

Global Bondholder Services Corporation was retained to act as Information Agent and Tabulation Agent with respect to the consent solicitations.

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

THIS PRESS RELEASE IS NOT BEING TRANSMITTED INTO ITALY

STATOILHYDRO ASA EXTENDS EXPIRATION DATE
IN CONNECTION WITH CONSENT SOLICITATIONS FOR CERTAIN
OUTSTANDING DEBT SECURITIES

Stavanger, Norway – August 11, 2008. StatoilHydro ASA (“StatoilHydro”)
announced today that it is extending the Expiration Date, as described below, for holders to deliver consents and receive a consent payment in connection with its consent solicitations for the proposed amendments relating to the 9.00% Debentures due 2012,
7.50% Debentures due 2016, 6.70% Debentures due 2018, 7.75% Debentures due 2023,
7.15% Debentures due 2025 and 7.25% Debentures due 2027 issued under the 1992
Indenture (each as defined below), and relating to the 7.25% Debentures due 2027 issued under the 1994 Indenture (as defined below). Subject to satisfaction and/or waiver of all acceptance conditions, StatoilHydro will make consent payments of $1.50 per $1,000 principal amount of such securities to holders of such securities who properly deliver valid and unrevoked consents on or prior to 5:00 p.m. New York City Time on August
15, 2008, unless the Expiration Date of the consent solicitations for these securities is further extended. The consent solicitations for the proposed amendments are being made upon the terms and are subject to the conditions set forth in the consent solicitation statements dated June 10, 2008.

On July 25, 2008, StatoilHydro announced bondholder approval of amendments relating to its 6.36% Notes due 2009, 9.125% Debentures due 2014, 6.80% Debentures
due 2028 and 7.15% Debentures due 2029 issued under the 1992 Indenture (each as defined below) and the 9.125% Debentures due 2014 issued under the 1994 Indenture (as defined below) by its wholly-owned subsidiary, StatoilHydro Petroleum AS
(“StatoilHydro Petroleum”).

The consent solicitations relate to (i) the indenture (the “1992 Indenture”) relating to the $300,000,000 6.36% Notes due 2009 (the “6.36% Notes due 2009”), $350,000,000
9.00% Debentures due 2012 (of which $152,853,000 are outstanding) (the “9.00%
Debentures due 2012”), $99,522,000 9.125% Debentures due 2014 (the “9.125%
Debentures due 2014”), $300,000,000 7.50% Debentures due 2016 (of which
$243,825,000 are outstanding) (the “7.50% Debentures due 2016”), $250,000,000 6.70%
Debentures due 2018 (the “6.70% Debentures due 2018”), $300,000,000 7.75%
Debentures due 2023 (the “7.75% Debentures due 2023”), $250,000,000 7.15%
Debentures due 2025 (the “7.15% Debentures due 2025”), $480,512,000 7.25%
Debentures due 2027 (the “7.25% Debentures due 2027”), $250,000,000 6.80%
Debentures due 2028 (the “6.80% Debentures due 2028”), and $275,000,000 7.15%
Debentures due 2029 (the “7.15% Debentures due 2029” and collectively, the “1992
Indenture Securities”); and (ii) the indenture (the “1994 Indenture”) relating to the
$500,000,000 7.25% Debentures due 2027 (of which $15,588,000 are outstanding) (the
“7.25% Debentures due 2027 issued under the 1994 Indenture”), and the $100,000,000
9.125% Debentures due 2014 of StatoilHydro Petroleum (of which $478,000 are outstanding) (the “9.125% Debentures due 2014 issued under the 1994 Indenture”, and collectively, the “1994 Indenture Securities”).

Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated,
UBS Limited and UBS Securities LLC are acting as Joint Solicitation Agents. Questions with respect to the terms of the consent solicitations should be directed to Merrill Lynch,
Pierce, Fenner & Smith Incorporated at +1 (888) ML4-TNDR (toll-free) and +1 (888)
654-8637, to Merrill Lynch International at +44 (0)20 7995-3715, to UBS Securities LLC
at +1 (203) 719-4210 (collect) and +1 (888) 719-4210 (toll free) and to UBS Limited at
+44 (0)20 7567-7480.

Global Bondholder Services Corporation (“GBSC”) has been retained to act as
Information Agent and Tabulation Agent with respect to the consent solicitations.
Requests for assistance in completing and delivering the consent letters, related documents, requests for additional copies of such documents and questions relating to the payment of the consent payments should be directed to GBSC at +1 866 387-1500 (tollfree)
or +1 212 430-3774 (banks and brokers).

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

THIS PRESS RELEASE IS NOT BEING TRANSMITTED INTO ITALY

STATOILHYDRO ASA MAKES FURTHER ANNOUNCEMENTS REGARDING
ITS DEBT CONSENT SOLICITATIONS

Stavanger, Norway – July 25, 2008. StatoilHydro ASA (“StatoilHydro”)
announced today bondholder approval of amendments relating to its 6.36% Notes due
2009, 9.125% Debentures due 2014, 6.80% Debentures due 2028 and 7.15% Debentures
due 2029 issued under the 1992 Indenture (each as defined below) and the 9.125%
Debentures due 2014 issued under the 1994 Indenture (as defined below) by its whollyowned subsidiary, StatoilHydro Petroleum AS (“StatoilHydro Petroleum”). On or about
August 1, 2008, StatoilHydro will make consent payments of $1.50 per $1,000 principal amount of the securities to holders of such securities who properly delivered valid and unrevoked consents on or prior to 5:00 p.m. New York City Time on July 24, 2008.

On July 21, 2008, StatoilHydro had announced that holders of its European
Securities (as defined below) duly passed an Extraordinary Resolution at the adjourned meeting of such holders on July 18, 2008, and, accordingly, the modifications to the Trust
Deed (as defined below) referred to in the Extraordinary Resolution were implemented with effect from July 18, 2008, following the execution and delivery of the Sixth
Supplemental Trust Deed by StatoilHydro and The Bank of New York Mellon. Today,
StatoilHydro will make consent payments of €1.50 per €1,000 principal amount of the
Euro Notes (as defined below) and £1.50 per £1,000 principal amount of the Sterling
Notes (as defined below) to noteholders who properly furnished valid and unrevoked consents on or prior to 5:00 p.m. Central European Time on June 27, 2008.

StatoilHydro also announced today that it is extending the Expiration Date, as described below, for holders to deliver consents and receive a consent payment in connection with its consent solicitations for the proposed amendments relating to the
9.00% Debentures due 2012, 7.50% Debentures due 2016, 6.70% Debentures due 2018,
7.75% Debentures due 2023, 7.15% Debentures due 2025 and 7.25% Debentures due
2027 issued under the 1992 Indenture (each as defined below), and relating to the 7.25%
Debentures due 2027 issued under the 1994 Indenture (as defined below). Subject to satisfaction and/or waiver of all acceptance conditions, StatoilHydro will make consent payments of $1.50 per $1,000 principal amount of such securities to holders of such securities who have properly delivered valid and unrevoked consents on or prior to 5:00
p.m. New York City Time on August 8, 2008, unless the Expiration Date of the consent solicitations for these securities is extended. The consent solicitations for the proposed amendments are being made upon the terms and are subject to the conditions set forth in the consent solicitation statements dated June 10, 2008.

The consent solicitations relate to (i) the indenture (the “1992 Indenture”) relating to the $300,000,000 6.36% Notes due 2009 (the “6.36% Notes due 2009”), $350,000,000
9.00% Debentures due 2012 (of which $152,853,000 are outstanding) (the “9.00%
Debentures due 2012”), $99,522,000 9.125% Debentures due 2014 (the “9.125%
Debentures due 2014”), $300,000,000 7.50% Debentures due 2016 (of which
$243,825,000 are outstanding) (the “7.50% Debentures due 2016”), $250,000,000 6.70%
Debentures due 2018 (the “6.70% Debentures due 2018”), $300,000,000 7.75%
Debentures due 2023 (the “7.75% Debentures due 2023”), $250,000,000 7.15%
Debentures due 2025 (the “7.15% Debentures due 2025”), $480,512,000 7.25%
Debentures due 2027 (the “7.25% Debentures due 2027”), $250,000,000 6.80%
Debentures due 2028 (the “6.80% Debentures due 2028”), and $275,000,000 7.15%
Debentures due 2029 (the “7.15% Debentures due 2029” and collectively, the “1992
Indenture Securities”); (ii) the indenture (the “1994 Indenture”) relating to the
$500,000,000 7.25% Debentures due 2027 (of which $15,588,000 are outstanding) (the
“7.25% Debentures due 2027 issued under the 1994 Indenture”), and the $100,000,000
9.125% Debentures due 2014 of StatoilHydro Petroleum (of which $478,000 are outstanding) (the “9.125% Debentures due 2014 issued under the 1994 Indenture”, and collectively, the “1994 Indenture Securities”); and (iii) the Trust Deed (the “Trust Deed”)
relating to its £225,000,000 6.50% Notes due 2021 (of which £1,020,000 are outstanding, the “Sterling Notes”) and €400,000,000 6.25% Notes due 2010 (of which €300,000,000 are outstanding, the “Euro Notes”, and together with the Sterling Notes, the “European
Securities”).

Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated,
UBS Limited and UBS Securities LLC are acting as Joint Solicitation Agents. Questions with respect to the terms of the consent solicitations should be directed to Merrill Lynch,
Pierce, Fenner & Smith Incorporated at +1 (888) ML4-TNDR (toll-free) and +1 (888)
654-8637, to Merrill Lynch International at +44 (0)20 7995-3715, to UBS Securities LLC
at +1 (203) 719-4210 (collect) and +1 (888) 719-4210 (toll free) and to UBS Limited at
+44 (0)20 7567-7480.

Global Bondholder Services Corporation (“GBSC”) has been retained to act as
Information Agent and Tabulation Agent with respect to the consent solicitations.
Requests for assistance in completing and delivering the consent letters, related documents, requests for additional copies of such documents and questions relating to the payment of the consent payments should be directed to GBSC at +1 866 387-1500 (tollfree)
or +1 212 430-3774 (banks and brokers).

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

THIS PRESS RELEASE IS NOT BEING TRANSMITTED INTO ITALY

STATOILHYDRO ASA (the “Issuer”)

(Incorporated under the laws of the Kingdom of Norway)

NOTICE

to the holders of those of the
£225,000,000 6.50 per cent. Notes due 2021 and the €400,000,000 6.25 per cent. Notes due 2010 of the Issuer presently outstanding (together the “Noteholders” and the “Notes” respectively)

NOTICE IS HEREBY GIVEN to the Noteholders that, at the adjourned meeting of such holders convened by the Notice published by the Issuer on 3 July, 2008 and held on 18 July, 2008, the
Extraordinary Resolution set out in such Notice was duly passed. Accordingly, the modifications to the Trust Deed referred to in the Extraordinary Resolution are implemented with effect from 18 July,
2008, following the execution and delivery of the Sixth Supplemental Trust Deed by the Issuer and
The Bank of New York Mellon on 18 July, 2008.

The Acceptance Conditions have been satisfied or waived and on 25 July, 2008, the Issuer will make consent payments of €1.50 per €1,000 principal amount of the Euro Notes and £1.50 per £1,000 principal amount of the Sterling Notes to Noteholders who properly furnished valid Consents (and not subsequently revoked prior to the Revocation Deadline) with respect to the Notes on or prior to 5:00
p.m. Central European Time on 27 June, 2008.

Terms used in this Notice but not defined herein shall have the meaning given to them in the Consent
Solicitation Statement.

This Notice is given by
StatoilHydro ASA
Forusbeen 50
N-4035 Stavanger
Norway

TABULATION AGENT
Global Bondholder Services Corporation
65 Broadway
Suite 723
New York New York 10006
Attention: Corporate Actions
Telephone (banks and brokers): +1 212 430 3774
Telephone (Toll Free): +1 866 387 1500

Dated 21 July, 2008

Under no circumstances shall this Notice constitute an offer to exchange or sell, or the solicitation of an offer exchange or to buy or subscribe for securities

THIS PRESS RELEASE IS NOT BEING TRANSMITTED INTO ITALY

STATOILHYDRO ASA EXTENDS EXPIRATION DATE
IN CONNECTION WITH CONSENT SOLICITATIONS
FOR CERTAIN OUTSTANDING DEBT SECURITIES

MEETING OF HOLDERS OF THE EUROPEAN SECURITIES IS ADJOURNED

Stavanger, Norway – July 3, 2008. StatoilHydro ASA (“StatoilHydro”)
announced today that it is extending the Expiration Date, as described below, for holders to deliver consents and receive a consent payment in connection with its consent solicitations for the proposed amendments to certain of its outstanding debt securities and to certain outstanding debt securities of its wholly-owned subsidiary, StatoilHydro
Petroleum AS (“StatoilHydro Petroleum”) previously announced on June 10, 2008.

Subject to satisfaction of all acceptance conditions, StatoilHydro will make consent payments of $1.50 per $1,000 principal amount of the securities of any series of the 1992 Indenture Securities and the 1994 Indenture Securities (each as defined below), to holders of such securities who have properly delivered valid and unrevoked consents on or prior to 5:00 p.m., New York City Time on July 24, 2008, unless the consent solicitations for these securities is extended.

At the meeting of the holders of the European Securities (defined below), held on
July 2, 2008, a quorum was not present and the meeting was adjourned until July 18,
2008 at 11:00 a.m., London time in accordance with the Trust Deed (defined below).
Pursuant to the Trust Deed, a notice of adjourned meeting is being sent to the holders of the European Securities. The Expiration Date for holders of the European Securities to deliver consent instructions and receive a consent payment was June 27, 2008.

The consent solicitations relate to (i) the indenture (the “1992 Indenture”) relating to its $300,000,000 6.36% Notes due 2009, $350,000,000 9.00% Debentures due 2012
(of which $152,853,000 are outstanding), $99,522,000 9.125% Debentures due 2014,
$300,000,000 7.50% Debentures due 2016 (of which $243,825,000 are outstanding),
$250,000,000 6.70% Debentures due 2018, $300,000,000 7.75% Debentures due 2023,
$250,000,000 7.15% Debentures due 2025, $480,512,000 7.25% Debentures due 2027,
$250,000,000 6.80% Debentures due 2028, and $275,000,000 7.15% Debentures due
2029 (collectively, the “1992 Indenture Securities”); (ii) the indenture (the “1994
Indenture”) relating to its $500,000,000 7.25% Debentures due 2027 (of which
$15,588,000 are outstanding), and the $100,000,000 9.125% Debentures due 2014 of
StatoilHydro Petroleum (of which $478,000 are outstanding) (the “1994 Indenture
Securities”); and (iii) the Trust Deed (the “Trust Deed”) relating to its £225,000,000
6.50% Notes due 2021 (of which £1,020,000 are outstanding, the “Sterling Notes”) and
€400,000,000 6.25% Notes due 2010 (of which €300,000,000 are outstanding, the “Euro
Notes”, and together with the Sterling Notes, the “European Securities”).

The consent solicitations for the 1992 Indenture Securities, the 1994 Indenture
Securities and the European Securities are being made upon the terms and are subject to the conditions set forth in the respective consent solicitation statements dated June 10,
2008.

Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated,
UBS Limited and UBS Securities LLC are acting as Joint Solicitation Agents. Questions with respect to the terms of the consent solicitations should be directed to Merrill Lynch,
Pierce, Fenner & Smith Incorporated at +1 (888) ML4-TNDR (toll-free) and +1 (888)
654-8637, to Merrill Lynch International at +44 (0)20 7995-3715, to UBS Securities LLC
at +1 (203) 719-4210 (collect) and +1 (888) 719-4210 (toll free) and to UBS Limited at
+44 (0)20 7567-7480.

Global Bondholder Services Corporation (“GBSC”) has been retained to act as
Information Agent and Tabulation Agent with respect to the consent solicitations.
Requests for assistance in completing and delivering the Consent Letters, related documents, requests for additional copies of such documents and questions relating to the payment of the consent payments should be directed to GBSC at +1 866 387-1500 (tollfree)
or +1 212 430-3774 (banks and brokers).

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

THIS PRESS RELEASE IS NOT BEING TRANSMITTED INTO ITALY

STATOILHYDRO ASA TERMINATES
CONSENT SOLICITATIONS FOR AGENCY AGREEMENT SECURITIES AND
FISCAL AND PAYING AGENCY AGREEMENT SECURITIES

CONSENT SOLICITATIONS FOR CERTAIN OTHER
OUTSTANDING DEBT SECURITIES ARE PROCEEDING

Stavanger, Norway – June 30, 2008. StatoilHydro ASA (“StatoilHydro”) announced today that it is terminating its consent solicitations and not accepting any consent instructions from holders of its Agency Agreement Securities and Fiscal and Paying Agency Agreement
Securities (each as defined below) relating to proposed amendments to certain of its outstanding debt securities previously announced on June 10, 2008, and is cancelling the meetings of the holders of its Agency Agreement Securities and Fiscal and Paying Agency Agreement
Securities, which were to be held on July 2, 2008.

In accordance with the terms and conditions of the consent solicitations, any consent instructions given with respect to any series of the Agency Agreement Securities and the Fiscal and Paying Agency Agreement Securities will be voided, and no consent payments will be paid to holders of any of these securities in accordance with the terms and conditions set forth in the respective consent solicitation statements dated June 10, 2008.

The consent solicitations for the 1992 Indenture Securities, the 1994 Indenture Securities
and the European Securities (each as defined below) are proceeding in accordance with the terms and conditions described in the respective consent solicitation statements dated June 10, 2008.
The expiration date for the consent solicitation for the European Securities was June 27, 2008, and the meeting of the holders of the European Securities is scheduled to be held on July 2, 2008.
The expiration date for the consent solicitations for the 1992 Indenture Securities and the 1994
Indenture Securities is July 2, 2008, unless the consent solicitations for these securities are extended by StatoilHydro.

The consent solicitations referred to above relate to (i) the indenture (the “1992
Indenture”) relating to its $300,000,000 6.36% Notes due 2009, $350,000,000 9.00% Debentures
due 2012 (of which $152,853,000 are outstanding), $99,522,000 9.125% Debentures due 2014,
$300,000,000 7.50% Debentures due 2016 (of which $243,825,000 are outstanding),
$250,000,000 6.70% Debentures due 2018, $300,000,000 7.75% Debentures due 2023,
$250,000,000 7.15% Debentures due 2025, $480,512,000 7.25% Debentures due 2027,
$250,000,000 6.80% Debentures due 2028, and $275,000,000 7.15% Debentures due 2029
(collectively, the “1992 Indenture Securities”); (ii) the indenture (the “1994 Indenture”) relating to its $500,000,000 7.25% Debentures due 2027 (of which $15,588,000 are outstanding), and the
$100,000,000 9.125% Debentures due 2014 of StatoilHydro Petroleum (of which $478,000 are outstanding) (the “1994 Indenture Securities”); (iii) the Trust Deed (the “Trust Deed”) relating to its £225,000,000 6.50% Notes due 2021 (of which £1,020,000 are outstanding, the “Sterling
Notes”) and €400,000,000 6.25% Notes due 2010 (of which €300,000,000 are outstanding, the
“Euro Notes”, and together with the Sterling Notes, the “European Securities”); (iv) the Fiscal
and Paying Agency Agreements (the “Fiscal and Paying Agency Agreements”) relating to its
$500,000,000 5.125% Notes due 2014, $250,000,000 7.375% Debentures due 2016 (of which
$153,000,000 are outstanding) and $500,000,000 6.50% Debentures due 2028 (collectively, the
“Fiscal and Paying Agency Agreement Securities”); and (v) the Agency Agreement relating to its $250,000,000 77/8 per cent. Notes due 2022 and $100,000,000 6½ per cent. Notes due 2023
(of which $80,000,000 are outstanding) (the “Agency Agreement Securities”).

Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS
Limited and UBS Securities LLC are acting as Joint Solicitation Agents. Questions with respect to the terms of the consent solicitation should be directed to Merrill Lynch, Pierce, Fenner &
Smith Incorporated at +1 (888) ML4-TNDR (toll-free) and +1 (888) 654-8637, to Merrill Lynch
International at +44 (0)20 7995-3715, to UBS Securities LLC at +1 (203) 719-4210 (collect) and
+1 (888) 719-4210 (toll free) and to UBS Limited at +44 (0)20 7567-7480.

Global Bondholder Services Corporation (“GBSC”) has been retained to act as
Information Agent and Tabulation Agent with respect to the consent solicitation. Requests for assistance in completing and delivering the Consent Solicitation Statements, related documents, requests for additional copies of such documents and questions relating to the payment of the consent payments should be directed to GBSC at +1 866 387-1500 (toll-free) or +1 212 430-
3774 (banks and brokers).

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

THIS PRESS RELEASE IS NOT BEING TRANSMITTED INTO ITALY

STATOILHYDRO ASA EXTENDS EARLY EXPIRATION DATE
TO RECEIVE THE EARLY CONSENT PAYMENT IN CONNECTION WITH
PREVIOUSLY ANNOUNCED CONSENT SOLICITATION

Stavanger, Norway – June 23, 2008. StatoilHydro ASA (“StatoilHydro”)
announced today that it is extending the Early Expiration Date for holders to deliver consents in order to receive an Early Consent Payment in connection with its consent solicitations for the proposed amendments to certain of its outstanding debt securities and to certain outstanding debt securities of its wholly-owned subsidiary, StatoilHydro
Petroleum AS (“StatoilHydro Petroleum”) previously announced on June 10, 2008.

Subject to satisfaction of all acceptance conditions, StatoilHydro will make consent payments of $1.50 per $1,000 principal amount of the securities of any series of the 1992 Indenture Securities, the 1994 Indenture Securities, the Fiscal and Paying
Agency Agreement Securities, and the Agency Agreement Securities (each as defined below), €1.50 per €1,000 principal amount of the Euro Notes and £1.50 per £1,000 principal amount of the Sterling Notes (each as defined below), to holders of such securities who have properly delivered valid and unrevoked consents on or prior to 5:00
p.m., New York City Time on June 27, 2008 for the Fiscal and Paying Agency Securities
and the Agency Agreement Securities, on or prior to 5:00 p.m., Central European Time on June 27, 2008, for the Euro Notes and Sterling Notes and on or prior to 5:00 p.m.,
New York City Time on July 2, 2008 for the 1992 Indenture Securities and 1994
Indenture Securities .

The consent solicitation relates to (i) the indenture (the “1992 Indenture”) relating to its $300,000,000 6.36% Notes due 2009, $350,000,000 9.00% Debentures due 2012
(of which $152,853,000 are outstanding), $99,522,000 9.125% Debentures due 2014,
$300,000,000 7.50% Debentures due 2016 (of which $243,825,000 are outstanding),
$250,000,000 6.70% Debentures due 2018, $300,000,000 7.75% Debentures due 2023,
$250,000,000 7.15% Debentures due 2025, $480,512,000 7.25% Debentures due 2027,
$250,000,000 6.80% Debentures due 2028, and $275,000,000 7.15% Debentures due
2029 (collectively, the “1992 Indenture Securities”); (ii) the indenture (the “1994
Indenture”) relating to its $500,000,000 7.25% Debentures due 2027 (of which
$15,588,000 are outstanding), and the $100,000,000 9.125% Debentures due 2014 of
StatoilHydro Petroleum (of which $478,000 are outstanding) (the “1994 Indenture
Securities”); (iii) the Trust Deed (the “Trust Deed”) relating to its £225,000,000 6.50%
Notes due 2021 (of which £1,020,000 are outstanding, the “Sterling Notes”) and
€400,000,000 6.25% Notes due 2010 (of which €300,000,000 are outstanding, the “Euro
Notes”, and together with the Sterling Notes, the “European Securities”); (iv) the Fiscal
and Paying Agency Agreements (the “Fiscal and Paying Agency Agreements”) relating to its $500,000,000 5.125% Notes due 2014, $250,000,000 7.375% Debentures due 2016
(of which $153,000,000 are outstanding) and $500,000,000 6.50% Debentures due 2028
(collectively, the “Fiscal and Paying Agency Agreement Securities”); and (v) the Agency
Agreement relating to its $250,000,000 77/8 per cent. Notes due 2022 and $100,000,000
6½ per cent. Notes due 2023 (of which $80,000,000 are outstanding) (the “Agency
Agreement Securities”).

The consent solicitations for the 1992 Indenture Securities, the 1994 Indenture
Securities, the Fiscal and Paying Agency Agreement Securities and the Agency Agent
Securities are being made upon the terms and are subject to the conditions set forth in the respective consent solicitation statements dated June 10, 2008, which were distributed to holders of record as of June 9, 2008. The consent solicitation for the European Securities is being made upon the terms and is subject to the conditions set forth in a consent solicitation statement dated June 10, 2008. Meetings of the holders of the Fiscal and
Paying Agency Agreement Securities, the Agency Agreement Securities and the Trust
Deed Securities will be held on July 2, 2008, unless the consent solicitations are extended by StatoilHydro.

Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated,
UBS Limited and UBS Securities LLC are acting as Joint Solicitation Agents. Questions with respect to the terms of the consent solicitation should be directed to Merrill Lynch,
Pierce, Fenner & Smith Incorporated at +1 (888) ML4-TNDR (toll-free) and +1 (888)
654-8637, to Merrill Lynch International at +44 (0)20 7995-3715, to UBS Securities LLC
at +1 (203) 719-4210 (collect) and +1 (888) 719-4210 (toll free) and to UBS Limited at
+44 (0)20 7567-7480.

Global Bondholder Services Corporation (“GBSC”) has been retained to act as
Information Agent and Tabulation Agent with respect to the consent solicitation.
Requests for assistance in completing and delivering the Consent Solicitation Statements, related documents, requests for additional copies of such documents and questions relating to the payment of the consent payments should be directed to GBSC at +1 866
387-1500 (toll-free) or +1 212 430-3774 (banks and brokers).

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

THIS PRESS RELEASE IS NOT BEING TRANSMITTED INTO ITALY

STATOILHYDRO ASA
ANNOUNCES CONSENT SOLICITATION RELATING TO
OUTSTANDING NOTES AND DEBENTURES

Stavanger, Norway – June 10, 2008. StatoilHydro ASA (“StatoilHydro”)
announced today the commencement of a solicitation of consents to amendments to certain of its outstanding debt securities and to certain outstanding debt securities of its wholly-owned subsidiary, StatoilHydro Petroleum AS (“StatoilHydro Petroleum”). The
proposed amendments would give StatoilHydro the flexibility to restructure the group more along the lines of that which is customary for oil and gas companies including its market peers by permitting the transfer of assets substantially as an entirety to and among its principal subsidiaries without requiring such subsidiaries to assume the existing debt obligations of the parent company. In addition, the proposed amendments would conform the negative pledge covenants in certain of its outstanding debt securities.

The consent solicitation relates to (i) the Indenture (the “1992 Indenture”) relating to its $300,000,000 6.36% Notes due 2009, $350,000,000 9.00% Debentures due 2012
(of which $152,853,000 are outstanding), $99,522,000 9.125% Debentures due 2014,
$300,000,000 7.50% Debentures due 2016 (of which $243,825,000 are outstanding),
$250,000,000 6.70% Debentures due 2018, $300,000,000 7.75% Debentures due 2023,
$250,000,000 7.15% Debentures due 2025, $480,512,000 7.25% Debentures due 2027,
$250,000,000 6.80% Debentures due 2028, and $275,000,000 7.15% Debentures due
2029 (collectively, the “1992 Indenture Securities”); (ii) the indenture (the “1994
Indenture”) relating to its $500,000,000 7.25% Debentures due 2027 (of which
$15,588,000 are outstanding), and the $100,000,000 9.125% Debentures due 2014 of
StatoilHydro Petroleum (of which $478,000 are outstanding) (the “1994 Indenture
Securities”); (iii) the Trust Deed (the “Trust Deed”) relating to its £225,000,000 6.50%
Notes due 2021 (of which £1,020,000 are outstanding, the “Sterling Notes”) and
€400,000,000 6.25% Notes due 2010 (of which €300,000,000 are outstanding, the “Euro
Notes”, and together with the Sterling Notes, the “European Securities”); (iv) the Fiscal
and Paying Agency Agreements (the “Fiscal and Paying Agency Agreements”) relating to its $500,000,000 5.125% Notes due 2014, $250,000,000 7.375% Debentures due 2016
(of which $153,000,000 are outstanding) and $500,000,000 6.50% Debentures due 2028
(collectively, the “Fiscal and Paying Agency Agreement Securities”); and (v) the Agency
Agreement relating to its $250,000,000 77/8 per cent. Notes due 2022 and $100,000,000
6½ per cent. Notes due 2023 (of which $80,000,000 are outstanding) (the “Agency
Agreement Securities”).

Subject to satisfaction of all acceptance conditions, StatoilHydro will make:

• early consent payments of $1.50 per $1,000 principal amount of the
Securities of any series of the 1992 Indenture Securities, the 1994 Indenture
Securities, the Fiscal and Paying Agency Agreement Securities, and the Agency
Agreement Securities, €1.50 per €1,000 principal amount of the Euro Notes and
£1.50 per £1,000 principal amount of the Sterling Notes to holders of such securities who have properly delivered valid and unrevoked consents with respect to such Securities on or prior to 5:00 p.m., New York City Time on June 20,
2008, or 5:00 p.m., Central European Time on June 20, 2008, in the case of the
European Securities; or

• late consent payments of $0.50 per $1,000 principal amount of the
Securities of any series of the 1992 Indenture Securities, the 1994 Indenture
Securities, the Fiscal and Paying Agency Agreement Securities and the Agency
Agreement Securities, and €0.50 per €1,000 principal amount of the Euro Notes and £0.50 per £1,000 principal amount of the Sterling Notes to holders of such
Securities who have properly delivered valid consents with respect to such
Securities on or prior to the Late Expiration Dates defined below.

The consent solicitation for the proposed amendments to the Fiscal and Paying
Agent Agreement Securities and the Agency Securities will expire at 5:00 p.m., New
York City Time, on June 27, 2008, the consent solicitation for the Proposed Amendments to the European Securities will expire at 5:00 p.m., Central European Time, on June 27,
2008, and the consent solicitation for the Proposed Amendments to the 1992 Indenture
Securities and the 1994 Indenture Securities will expire at 5:00 p.m., New York City
Time, on July 2, 2008 (the “Late Expiration Dates”), unless extended by StatoilHydro.

The consent solicitations for the 1992 Indenture Securities, the 1994 Indenture
Securities, the Fiscal and Paying Agency Agreement Securities and the Agency Agent
Securities are being made upon the terms and are subject to the conditions set forth in the respective consent solicitation statements dated June 10, 2008, which are being distributed to all holders of record as of June 9, 2008. The consent solicitation for the
European Securities is being made upon the terms and is subject to the conditions set forth in a consent solicitation statement dated June 10, 2008. Meetings of the holders of the Fiscal and Paying Agency Agreement Securities, the Agency Agreement Securities
and the Trust Deed Securities will be held on July 2, 2008, unless the consent solicitations are extended by StatoilHydro.

Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated,
UBS Limited and UBS Securities LLC are acting as Joint Solicitation Agents. Questions with respect to the terms of the consent solicitation should be directed to Merrill Lynch,
Pierce, Fenner & Smith Incorporated at +1 (888) ML4-TNDR (toll-free) and +1 (888)
654-8637, to Merrill Lynch International at +44 (0)20 7995-3715, to UBS Securities LLC
at +1 (203) 719-4210 (collect) and +1 (888) 719-4210 (toll free) and to UBS Limited at
+44 (0)20 7567-7480.

Global Bondholder Services Corporation (“GBSC”) has been retained to act as
Information Agent and Tabulation Agent with respect to the consent solicitation.
Requests for assistance in completing and delivering the Consent Solicitation Statements,
Consent Offer Statement, related documents, requests for additional copies of such documents and questions relating to the payment of the consent payments should be directed to GBSC at +1 866 387-1500 (toll-free) or +1 212 430-3774 (banks and brokers).

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: August 20, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer